Exhibit 99.2

Financial Statements of

ACASTI PHARMA INC.

For the years ended February 29, 2016 and February 28, 2015 and 2014

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Acasti Pharma Inc.
We have audited the accompanying financial statements of Acasti Pharma Inc., which comprise the statements of financial position as at February 29, 2016 and February 28, 2015, the statements of earnings and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended February 29, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Acasti Pharma Inc. as at February 29, 2016 and February 28, 2015, and its financial performance and its cash flows for each of the years in the three-year period ended February 29, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

May 25, 2016
Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A119178

ACASTI PHARMA INC.
Financial Statements

Years ended February 29, 2016 and February 28, 2015 and 2014

ACASTI PHARMA INC.
Statements of Financial Position

February 29, 2016 and February 28, 2015

	February 29,	February 28,
	2016	2015

Assets

Current assets:
Cash	$3,026,943	$1,310,556
Short-term investments (note 19 (e))	7,443,115	17,071,344
Trade and other receivables (note 4)	337,603	384,886
Receivable from corporation under common control	-	49,658
Tax credits receivable (note 6)	61,210	419,992
Inventories (note 7)	-	87,370
Prepaid expenses	456,539	318,457
	11,325,410	19,642,263

Restricted short-term investment (note 5(b) and 19(e))	2,000,000	-
Equipment (note 8)	287,136	69,937
Intangible assets (note 9)	14,904,776	17,495,905

Total assets	$28,517,322	$37,208,105

Liabilities and Equity

Current liabilities:
Trade and other payables (note 10)	$1,125,977	$1,083,847
Payable to parent corporation (note 5 (e))	14,936	538,531
	1,140,913	1,622,378

Derivative warrant liabilities (notes 11 (e) and 21)	156,377	2,357,408
Total liabilities	1,297,290	3,979,786

Equity:
Share capital (note 11 (a))	61,972,841	61,627,743
Contributed surplus	4,874,727	4,911,381
Deficit	(39,627,536)	(33,310,805)
Total equity	27,220,032	33,228,319

Commitments and contingency (note 20)

Total liabilities and equity	$28,517,322	$37,208,105

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Dr. Roderick Carter	/s/Pierre Fitzgibbon
Roderick Carter	Pierre Fitzgibbon
Executive Chairman of the Board	Director

ACASTI PHARMA INC.
Statements of Earnings and Comprehensive Loss

Years ended February 29, 2016 and February 28, 2015 and 2014

	February 29,	February 28,	February 28,
	2016	2015	2014

Revenue from sales	$37,656	$270,615	$500,875
Cost of sales (note 7)	(81,418)	(235,091)	(291,853)
Gross (loss) profit	(43,762)	35,524	209,022

Research and development expenses,
net of tax credits of $168,795 (2015 - $264,270; 2014 - $269,591)	(7,389,415)	(8,856,941)	(6,059,311)
General and administrative expenses	(2,178,241)	(3,573,044)	(4,949,417)
Loss from operating activities	(9,611,418)	(12,394,461)	(10,799,706)

Finance income (note 14)	1,095,917	1,919,730	813,842
Finance costs (note 14)	(2,261)	(4,060)	(1,118,355)
Change in fair value of warrant liabilities (note 21)	2,201,031	8,824,067	(507,430)
Net finance income (cost)	3,294,687	10,739,737	(811,943)

Net loss and total comprehensive loss for the year	$(6,316,731)	$(1,654,724)	$(11,611,649)

Basic and diluted loss per share (note 16)	$(0.59)	$(0.16)	$(1.38)

Weighted average number of shares outstanding	10,659,936	10,617,704	8,436,893

See accompanying notes to financial statements

ACASTI PHARMA INC.
Statements of Changes in Equity

Years ended February 29, 2016 and February 28, 2015 and 2014

	Share capital				Contributed
	Number		Dollar	Warrants	surplus	Deficit	Total
Balance, February 28, 2015	10,644,440	(1)	$61,627,743	$-	$4,911,381	$(33,310,805)	$33,228,319

Net loss and total comprehensive
loss for the year	-		-	-	-	(6,316,731)	(6,316,731)
	10,644,440		61,627,743	-	4,911,381	(39,627,536)	26,911,588

Transactions with owners,
recorded directly in equity
Contributions by and distributions
to owners
Share-based payment
transactions (note 15)	-		-	-	308,607	-	308,607
Issuance of shares (note 11 (b))	50,000		101,712	-	(102,500)	-	(788)
Share options exercised (note 15)	250		625	-	-	-	625
RSUs released (note 15)	17,348		242,761	-	(242,761)	-	-
Total contributions by and
distributions to owners	67,598		345,098	-	(36,654)	-	308,444

Balance at February 29, 2016	10,712,038		$61,972,841	$-	$4,874,727	$(39,627,536)	$27,220,032

Balance, February 28, 2014	10,586,258	(1)	$61,027,307	$406,687	$3,501,587	$(31,656,081)	$33,279,500

Net loss and total comprehensive
loss for the year	-		-	-	-	(1,654,724)	(1,654,724)
	10,586,258		61,027,307	406,687	3,501,587	(33,310,805)	31,624,776

Transactions with owners,
recorded directly in equity
Contributions by and distributions
to owners
Share-based payment
transactions (note 15)	-		-	-	1,553,543	-	1,553,543
Share options exercised (note 15)	20,000		50,000	-	-	-	50,000
RSUs released (note 15)	38,182		550,436	-	(550,436)	-	-
Expiration of warrants (note 11 (e))	-		-	(406,687)	406,687	-	-
Total contributions by and
distributions to owners	58,182		600,436	(406,687)	1,409,794	-	1,603,543

Balance at February 28, 2015	10,644,440		$61,627,743	$-	$4,911,381	$(33,310,805)	$33,228,319

(1)	Adjusted to give effect to the reverse stock split that occurred on October 15, 2015, as detailed in note 11.

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Statements of Changes in Equity, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

	Share capital				Contributed
	Number		Dollar	Warrants	surplus	Deficit	Total

Balance, February 28, 2013	7,314,538	(1)	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

Net loss and total comprehensive
loss for the year	-		-	-	-	(11,611,649)	(11,611,649)
	7,314,538		28,922,710	406,687	438,711	(31,656,081)	(1,887,973)

Transactions with owners,
recorded directly in equity
Contributions by and distributions
to owners
Public offering (note 11(b))	1,840,000		12,396,535	-	-	-	12,396,535
Private placement (note 11 (c))	161,654		2,067,605	-	-	-	2,067,605
Issuance of shares on
royalty prepayment(note 20)	675,000		15,496,000	-	-	-	15,496,000
Share-based payment
transactions (note 15)	-		-	-	3,441,719	-	3,441,719
Warrants exercised	539,485		1,358,088	-	-	-	1,358,088
Share options exercised (note 15)	29,650		492,289	-	(84,763)	-	407,526
RSUs released (note 15)	25,931		294,080	-	(294,080)	-	-
Total contributions by and
distributions to owners	3,271,720		32,104,597	-	3,062,876	-	35,167,473

Balance at February 28, 2014	10,586,258		$61,027,307	$406,687	$3,501,587	$(31,656,081)	33,279,500

(1)	Adjusted to give effect to the reverse stock split that occurred on October 15, 2015, as detailed in note 11.

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Statements of Cash Flows

Years ended February 29, 2016 and February 28, 2015 and 2014

	February 29,	February 28,	February 28,
	2016	2015	2014

Cash flows used in operating activities:
Net loss for the year	(6,316,731)	(1,654,724)	(11,611,649)
Adjustments:
Depreciation of equipment	58,809	3,654	5,337
Amortization of intangible asset	2,335,668	2,331,569	1,768,500
Impairment loss related to intangible assets	339,106	-	-
Stock-based compensation	308,607	1,553,543	3,441,719
Net finance (income) cost	(3,294,687)	(10,739,737)	811,943
Realized foreign exchange gain (loss)	36,656	1,606	(92,944)
	(6,532,572)	(8,504,089)	(5,677,094)
Changes in non-cash operating working capital items:
Changes in non-cash operating items (note 17)	(41,969)	1,306,404	(1,127,443)
Net cash used in operating activities	(6,574,541)	(7,197,685)	(6,804,537)

Cash flows from (used in) investing activities:
Interest received	113,727	40,995	98,132
Acquisition of equipment	(276,008)	(34,650)	(25,000)
Acquisition of intangible assets	(91,572)	(51,270)	(123,610)
Acquisition of short-term investments	(11,954,050)	(14,478,186)	(25,395,800)
Maturity of short-term investments	20,436,500	22,149,888	6,000,000
Net cash from (used in) investing activities	8,228,597	7,626,777	(19,446,278)

Cash flows from (used in) financing activities:
Net proceeds from public offering (note 11 (b))	-	-	21,953,200
Net proceeds from private placement (note 11 (c))	-	-	2,067,605
Proceeds from exercise of warrants and options	625	50,000	972,177
Share issue costs (note 11(b))	(788)	-	(29,000)
Interest paid	(2,261)	(4,060)	(975)
Net cash from (used in) financing activities	(2,424)	45,940	24,963,007

Foreign exchange gain on cash held in foreign currencies	64,755	160,034	766,730
Net increase (decrease) in cash	1,716,387	635,066	(521,078)

Cash, beginning of year	1,310,556	675,490	1,196,568

Cash, end of year	3,026,943	1,310,556	675,490

See accompanying notes to financial statements.

ACASTI PHARMA INC.
Notes to Financial Statements

Years ended February 29, 2016 and February 28, 2015 and 2014

1. Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec,  H7T 0A3. The Corporation is a subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”). The Corporation, the parent and Biodroga Inc., a sister corporation, are collectively referred to as the “group”.

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill. The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through public offering and private placement of common shares, proceeds from exercises of warrants, rights and options and research tax credits. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

Refer to note 2(d) for the basis of preparation of the financial statements.

2. Basis of preparation

(a)	Statement of compliance:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were approved by the Board of Directors on May 25, 2016.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (Note 3(f) (ii)); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (Note 21).

(c)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

2. Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired (Note 3 (e) (ii)).

•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (Note 21) and stock-based compensation (Note 15).

•	Determination of the recoverable amount of the Corporation’s cash generating unit (“CGU”) (Note 3 (e) (ii)).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3. Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

(a)	Financial instruments:

(i)	Non-derivative financial assets:

The Corporation has the following non-derivative financial assets: cash, short-term investments including a restricted short-term investment and receivables.

The Corporation initially recognizes loans and receivables on the date that they are originated.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statements of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash, short-term investments including a restricted short-term investment, and receivables with maturities of less than one year.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity, unless the investment is held for investment purposes rather than meeting short-term cash commitments.  Bank overdrafts that are repayable on demand form an integral part of the Corporation’s cash management and are included as a component of cash and cash equivalents for the purpose of the statements of cash flows.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

(a)	Financial instruments (continued):

(ii)	Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.

The Corporation derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Corporation has the following non-derivative financial liabilities: trade and other payables and payable to parent corporation. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(iii)	Share capital:

Common shares

Class A common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(iv)	Derivative financial instruments:

The Corporation has issued liability-classified derivatives over its own equity. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit and loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

(v)	Other equity instruments:

Warrants, options and rights over the Corporation’s equity issued outside of share-based payment transactions that do not meet the definition of a liability instrument are recognized in equity.

(b)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials is based on the weighted-average cost method. The cost of finished goods and work in progress includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(c)	Equipment:

(i)	Recognition and measurement:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized net within ''other income or expenses'' in profit or loss.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

(c)	Equipment (continued):

(ii)	Subsequent costs:

The cost of replacing a part of an equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives and rates for the current and comparative years are as follows:

Assets	Method	Period/Rate
Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	3 - 4 years
Laboratory equipment	Declining balance	30%

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively if appropriate.

(d)	Intangible assets:

(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. As of the reporting years presented, the Corporation has not capitalized any development expenditure.

(ii)	Other intangible assets:

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. Patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

Licenses

Licenses that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

(d)	Intangible assets (continued):

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(iv)	Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative years are as follows:

Assets	Period
Patents	20 years
License	8 to 14 years

(e)	Impairment:

(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

(e)	Impairment (continued):

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, other than inventories and tax credits receivable are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or “CGU”).

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(f)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards.  The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

Share-based payment transactions include those initiated by Neptune for the benefit of administrators, officers, employees and consultants that provide services to the consolidated group.  The Corporation is under no obligation to settle these arrangements and, therefore, also accounts for them as equity-settled share-based payment transactions.

The expense recognized by the Corporation under these arrangements corresponds to the estimated fraction of services that the grantees provide to the Corporation out of the total services they provide to the Neptune group of corporations.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

(f)	Employee benefits (continued):

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(g)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation; or the amount of the obligation cannot be estimated reliably.

(h)	Revenue:

Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

(i)	Government grants:

Government grants are recorded as a reduction of the related expense or cost of the asset acquired.  Government grants are recognized when there is reasonable assurance that the Corporation has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(j)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the year in which they are incurred.

(k)	Foreign currency:

Transactions in foreign currencies are translated into the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on retranslation are recognized in profit or loss.

(l)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest expense as a component of financing activities in the statements of cash flows.

(m)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

3. Significant accounting policies (continued):

(m)	Income tax (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n)	Earnings per share:

The Corporation presents basic and diluted earnings per share (“EPS”) data for its Class A shares. Basic EPS is calculated by dividing the profit or loss attributable to the holders of Class A shares of the Corporation by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to the holders of Class A shares and the weighted average number of Class A shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants, rights and share options granted to employees.

(o)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses.  The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.  The majority of the Corporation’s assets are located in Canada and all the sales for the years ended February 29, 2016 and February 28, 2015 and 2014 were made to customers in the United States.

(p)	Change in accounting policy:

Future accounting change:

The following new standard, and amendment to standards and interpretations, is not yet effective for the year ended February 29, 2016, and has not been applied in preparing these financial statements.

Financial instruments:
On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.  The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

4. Trade and other receivables:

	February 29,	February 28,
	2016	2015

Trade receivables	$-	$250,313
Sales taxes receivable	181,742	134,573
Government assistance	155,861	-
	$337,603	$384,886

The Corporation’s exposure to credit and currency risks related to trade and other receivables is presented in Note 19.

5. Related parties:

(a)	Administrative and research and development expenses:

The Corporation was charged by Neptune for the purchase of research supplies, certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	February 29,	February 28,	February 28,
	2016	2015	2014

Research and development expenses	$368,991	$188,281	$23,866
General and administrative expenses	485,486	225,980	127,504
Royalties (note 20)	-	-	228,219
	$854,470	$414,261	$379,589

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

(b)	Interest revenue:

On January 7, 2016 Neptune announced the acquisition of Biodroga Inc. As part of this transaction, the Corporation has pledged an amount of 2 million dollars to partly guarantee the financing for the said transaction. Consequently, the corresponding amount shall be considered as a restricted short-term investment until released by the lender or reduced by Neptune. Neptune has agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of (i) 9% during the first six months and (ii) 11% for the remaining term of the Pledge Agreement. The Corporation recognized interest revenue in the amount of $26,558 during the year ended February 29, 2016.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

5. Related parties (continued):

(c)	Revenue from royalties:

On January 7, 2016, the Company entered into an initial three year non-exclusive licencing agreement with the parent company, Neptune, for the distribution of the product Onemia® in the field of over-the-counter medicine and medical foods. As consideration, Neptune will pay a royalty rate of 17.5% on net sales. No revenue from royalties has been recognized during the year ended February 29, 2016.

(d)	Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

(e)	Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 1% of the voting shares of the Corporation (2% in 2015 and 2014).

Key management personnel compensation includes the following for the years ended February 29, 2016 and February 28, 2015 and 2014:

	February 29,	February 28,	February 28,
	2016	2015	2014

Short-term benefits	$687,740	$741,639	$680,319
Severance	102,900	174,950	-
Share-based compensation costs	120,295	1,339,361	2,439,254
	$910,935	$2,255,950	$3,119,573

6. Tax credits receivable:

Tax credits comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

Unrecognized federal tax credits may be used to reduce future income tax and expire as follows:

2029	$11,000
2030	30,000
2031	45,000
2032	431,000
2033	441,000
2034	436,000
2035	534,000
2036	318,000
$2,246,000

7. Inventories:

For the year ended February 29, 2016, the cost of sales of $81,418 ($235,091 in 2015 and $291,853 in 2014) was comprised of inventory costs of $21,433 ($233,821 in 2015 and $284,410 in 2014) which consisted of raw materials, changes in work in progress and finished goods, an inventory write-down of $59,696 (nil in 2015 and 2014) and other costs of $289 ($1,270 in 2015 and $7,443 in 2014).

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

8. Equipment:

	Furniture and	Computer	Laboratory
	office equipment	equipment	equipment	Total
Cost:
Balance at February 28, 2013	$58,706	$3,691	$-	$62,397
Additions	-	-	25,000	25,000
Balance at February 28, 2014	58,706	3,691	25,000	87,397
Additions	-	-	34,650	34,650
Balance at February 28, 2015	58,706	3,691	59,650	122,047
Additions	-	-	276,008	276,008
Balance at February 29, 2016	58,706	3,691	335,658	398,055

Accumulated depreciation:
Balance at February 29, 2013	39,733	3,386	-	43,119
Depreciation for the year	5,032	305	-	5,337
Balance at February 28, 2014	44,765	3,691	-	48,456
Depreciation for the year	3,654	-	-	3,654
Balance at February 28, 2015	48,419	3,691	-	52,110
Depreciation for the year	2,664	-	56,145	58,809
Balance at February 28, 2016	$51,083	$3,691	$56,145	$110,919

Net carrying amounts:
February 28, 2015	$10,287	$-	$59,650	$69,937
February 29, 2016	7,623	-	279,513	287,136

Depreciation expense for the years ended February 29, 2016, February 28, 2015 and 2014 has been recorded in “research and development expenses” in the statements of earnings and comprehensive loss.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

9. Intangible assets:

	Patents	License	Total
Cost:
February 28, 2013	$103,068	$9,200,000	$9,303,068
Additions (note 20)	123,610	15,129,932	15,253,542
Balance at February 28, 2014	226,678	24,329,932	24,556,610
Additions (note 20)	51,270	-	51,270
Balance at February 28, 2015	277,948	24,329,932	24,607,880
Additions	83,645	-	83,645
Balance at February 29, 2016	361,593	24,329,932	24,691,525

Accumulated amortization:
Balance at February 28, 2013	-	3,011,906	3,011,906
Amortization for the year	906	1,767,594	1,768,500
Balance at February 28, 2014	906	4,779,500	4,780,406
Amortization for the year	8,741	2,322,828	2,331,569
Balance at February 28, 2015	9,647	7,102,328	7,111,975
Amortization for the year	12,840	2,322,828	2,335,668
Impairment loss	339,106	-	339,106
Balance at February 29, 2016	$361,593	$9,425,156	$9,786,749

Net carrying amounts:
February 28, 2015	$268,301	$17,227,604	$17,495,905
February 29, 2016	-	14,904,776	14,904,776

Amortization expense and impairment loss for the years ended February 29, 2016, February 28, 2015 and 2014 have been recorded in “research and development expenses” in the statements of earnings and comprehensive loss. During the year, the Corporation recorded an asset impairment loss of $339,106 relating to the patents. The Company determined that the recoverable amount of these costs was nil as it is no longer probable that sufficient future economic benefits will accumulate to the Company due to uncertainties related to project level revenues.

10. Trade and other payables:

	February 29,	February 28,
	2016	2015
Trade payables	$375,203	$246,516
Accrued liabilities and other payables	543,253	661,625
Employee salaries and benefits payable	207,521	175,706
	$1,125,977	$1,083,847

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in Note 19.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

11. Capital and other components of equity

(a)	Share capital:

All share information for current and comparative periods presented in these financial statements has been adjusted to give effect to the reverse split that occurred on October 15, 2015, as described below:
On October 15, 2015, the Corporation proceeded with the following transactions affecting its capital structure:

●	The Corporation consolidated all classes of its capital stock on a 10:1 basis.

●	The exercise price in effect in the case of incentive stock options, warrants and other securities convertible into Common Shares (the “Convertible Securities”) increased proportionally to reflect the Consolidation. The number of Common Shares subject to a right of purchase under such Convertible Securities also decreased proportionally to reflect the Consolidation, provided that no fractional Common Share shall be issued or otherwise provided theretofore upon the exercise of any Convertible Securities.
Authorized capital stock:

Unlimited number of shares:

›	Class A shares, voting (one vote per share), participating and without par value

›	Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions. (1)

›	Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions. (1)

›	Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares. Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions. (1)

(1) None issued and outstanding

(b)	Issuance of shares:

On February 5, 2016, 50,000 shares were issued on the settlement of a liability. An amount of $101,712, net of share issuance costs of $788, was recorded in share capital.

(c)	Public offering:

On December 3, 2013, the Corporation closed a public offering issuing 1,840,000 units of Acasti (“Units”) at a price of US$12.50 per Unit for gross proceeds of $24,492,700 (US$23,000,000).  Each unit consists of one class A share and ten common share purchase warrants (“Warrants”).  In order to obtain one Common share, 10 warrants must be exercised.  Each 10 Warrants entitles the holder to purchase one Class A share at an exercise price of US$15.00, subject to adjustment, at any time until December 3, 2018.

The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The proceeds of the offering are required to be split between the Derivative warrant liabilities and the equity-classified Class A share at the time of issuance of the Units. The fair value of the Derivative warrant liabilities at the time of issuance was determined to be $10,674,045 and the residual of the proceeds was allocated to the Class A share. Total issue costs related to this transaction amounted to $2,539,500. The issue costs have been allocated between the Warrants and Class A shares based on relative value. The portion allocated to the Warrants was recognized in finance costs whereas the portion allocated to Class A shares was recognized as a reduction to share capital.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

11. Capital and other components of equity (continued):

(d)	Private placement 2014:

On February 7, 2014, the Corporation closed a private placement financing for gross proceeds of $2,150,000 from The Fiera Capital QSSO II Investment Fund Inc. for 161,654 Units at $13.30 per Unit. Each Unit consists of one Class A share and one Common Share purchase warrant (“Warrant”) of Acasti.  Each Warrant entitles the holder to purchase one Class A share at an exercise price of $16.00, subject to adjustment, at any time until December 3, 2018. The Class A shares and Warrants are equity-classified for accounting purposes.  The proceeds were allocated to Share Capital.  Total issue costs related to this transaction amounted to $82,395 and were recognized as a reduction to share capital.

(e)	Warrants:

The warrants of the Corporation are composed of the following as at February 29, 2016 and February 28, 2015 and 2014:

		February 29,		February 28,		February 28,
		2016		2015		2014

	Number		Number		Number
	outstanding	Amount	outstanding	Amount	outstanding	Amount

Liability
Series 8 Public offering
warrants 2014 ((c) and Note 21)	18,400,000	$156,377	18,400,000	$2,357,408	18,400,000	$11,181,475

	18,400,000	$156,377	18,400,000	$2,357,408	18,400,000	$11,181,475

Equity
Private placement warrants
Series 9 Private placement
warrants 2014 (d)	161,654	$-	161,654	$-	161,654	$-
Series 6 warrants - expired
unexercised February 10, 2015	-	-	-	-	37,500	306,288
Series 7 warrants - expired
unexercised February 10, 2015	-	-	-	-	37,500	100,399

	161,654	$-	161,654	$-	236,654	$406,687

12. Change in classification:

During the current year, the Corporation modified the Statements of Earnings and Comprehensive Loss classification on amortization expense of equipment and intangible assets as well as certain legal fees from “general and administrative expenses” to “research and development expenses” to reflect more appropriately the way in which economic benefits are derived from the use of these expenses. Comparative amounts in the Statements of Earnings and Comprehensive Loss were reclassified for consistency, which resulted in $2,335,224 and $1,762,116 being reclassed in 2015 and 2014, respectively, from “general and administrative expenses” to “research and development expenses.”

Since the amounts are reclassifications within the operating activities in the Statement of Earnings and Comprehensive Loss, this reclassification did not have any effect on the statements of financial position.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

13. Personnel expenses:

	February 29,	February 28,	February 28,
	2016	2015	2014

Salaries and other short-term employee benefits	$1,901,742	$1,553,687	$1,417,891
Share-based compensation	308,607	1,553,543	3,423,243
Severance	210,149	171,364	-
	$2,420,498	$3,278,594	$4,841,134

14. Finance income and finance costs:

(a) Finance income:

	February 29,	February 28,	February 28,
	2016	2015	2014

Interest income	$73,495	$87,009	$32,256
Foreign exchange gain	1,022,422	1,832,721	781,586
	$1,095,917	$1,919,730	$813,842

(b) Finance costs:

	February 29,	February 28,	February 28,
	2016	2015	2014

Interest charges	$(2,261)	$(4,060)	$(975)
Warrants issue costs (Note 11 (b))	-	-	(1,117,380)
	$(2,261)	$(4,060)	$(1,118,355)

15. Share-based payments:

At February 29, 2016, the Corporation has the following share-based payment arrangements:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants of the Corporation.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued is 10% of the number of Acasti Class A shares issued and outstanding from time to time.  The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

15. Share-based payments (continued):

(a)	Corporation stock option plan (continued):

Activities within the plan are detailed as follows:

	Year ended		Year ended
	February 29, 2016		February 28, 2015
	Weighted average	Number of	Weighted average	Number or
	exercise price	options	exercise price	options

Outstanding at beginning of year	$15.33	429,625	$15.72	491,100
Granted	4.65	109,188	9.51	51,250
Exercised	2.50	(250)	2.50	(20,000)
Forfeited	9.40	(66,912)	14.90	(22,750)
Expired	18.57	(17,500)	18.00	(10,000)
Cancelled (note 20)	-	-	17.50	(60,000)
Outstanding at end of year	$13.52	454,151	$15.33	429,625

Exercisable at end of year	$15.28	375,563	$15.48	332,039

			Year ended
			February 28, 2014
			Weighted average	Number or
			exercise price	options

Outstanding at beginning of year			$15.51	521,625
Granted			22.31	29,750
Exercised			13.74	(29,650)
Forfeited			20.56	(30,625)
Outstanding at end of year			$15.72	491,100

Exercisable at end of year			$13.86	341,217

			2016
	Options outstanding		Exercisable options
	Weighted		Weighed
	remaining	Number of	average	Number of
	contractual life	options	exercise price	options
Exercise price	outstanding	outstanding	$	exercisable

$2.50 - $4.65	4.59	95,800	2.50	43,000
$4.66 - $13.00	3.31	54,726	10.27	28,938
$13.01 - $14.50	0.30	150,875	14.00	150,875
$14.51 - $21.50	1.07	139,750	20.92	139,750
$21.51 - $27.50	0.19	13,000	22.79	13,000
	1.80	454,151	15.28	375,563

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

15. Share-based payments (continued):

(a)	Corporation stock option plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year:

	2016	2015	2014

Exercise price	$4.65	$9.51	$22.31
Share price	$4.39	$9.20	$18.79
Dividend	-	-	-
Risk-free interest	0.66%	1.14%	1.11%
Estimated life	4.20 years	3.00 years	2.49 years
Expected volatility	65.63%	60.34%	64.81%

The weighted average of the fair value of the options granted to employees during the year ended February 29, 2016 is $2.14 (2015 - $3.52 and 2014 - $6.69).  There were no options granted to non-employees during the years ended February 29, 2016, 2015 and 2014.

The weighted average share price at the date of exercise for share options exercised during the year ended February 29, 2016 was $4.20 (2015 - $9.20 and 2014 - $37.70).  Stock-based compensation recognized under this plan amounted to $233,871 for the year ended February 29, 2016 (2015 - $525,826 and 2014 - $501,479).

(b)	Corporation equity incentive plan:

The Corporation established an equity incentive plan for employees, directors and consultants of the group.  The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the outstanding awards through shares.

The Corporation’s RSUs vest gradually over time with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category.  The fair value of the APO RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.  The fair value of the RSUs granted was $28.90 per unit.

Activities within the plan are detailed as follows:

	2016	2015	2014
RSUs outstanding at beginning of year	18,398	77,494	-
Granted	-	-	106,000
Released	(17,348)	(38,182)	(25,931)
Forfeited	(1,050)	(1,831)	(2,575)
Cancelled (note 20)	-	(19,083)	-
RSUs outstanding at end of year	-	18,398	77,494

Stock-based compensation recognized under this plan amounted to $64,387 for the year ended February 29, 2016 (2015 – $466,370 and 2014 -$745,556).

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

15. Share-based payments (continued):
(c)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of directors, officers, employees and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.  Stock-based compensation recognized under these plans amounted to $10,349 for the year ended February 29, 2016 (2015 - $561,347 and 2014 - $2,194,684).

16. Loss per share:

Diluted loss per share was the same amount as basic loss per share, as the effect of options, RSUs and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options, RSUs and warrants could potentially be dilutive in the future.

17. Supplemental cash flow disclosure:

(a)	Changes in non-cash operating items:

	February 29,	February 28,	February 28,
	2016	2015	2014

Trade and other receivables	$47,283	$534,485	$(468,533)
Receivables from corporation under common control	49,658	47,140	(47,140)
Tax credits receivable	358,782	(285,872)	201,381
Inventories	87,370	174,061	(39,306)
Prepaid expenses	(138,082)	385,040	(686,806)
Trade and other payables	50,057	(86,981)	463,945
Payable to parent corporation	(497,037)	538,531	(417,167)
Royalties payable to parent corporation	-	-	(133,817)
	$(41,969)	$1,306,404	(1,127,443)

(b)	Non-cash transactions:

	February 29,	February 28,	February 28,
	2016	2015	2014

Issuance of shares on settlement of a liability (Note 11 (b))	$102,500	$-	$-
Issuance of common shares	-	-	15,525,000
Royalties settled through issuance of shares	-	-	395,068
Acquisition of intangible asset	-	-	15,129,932
Exercise of warrants by Neptune applied against payable	-	-	793,437
Intangible assets included in trade and other payables	-	7,927	-
Interest receivable included in payable to parent corporation	26,558	-	-

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

18. Income taxes:

Deferred tax expense:

	2016	2015	2014

Origination and reversal of temporary differences	$2,065,378	$2,221,229		$1,932,370
Change in unrecognized deductible temporary differences	(2,065,378)	(2,221,229)		(1,932,370)
Deferred tax expense	$-	$-		$-

Reconciliation of effective tax rate:

	2016	2015		2014

Loss before income taxes	$(6,316,731)	$(1,654,724)		$(11,611,649)

Income tax at the combined Canadian statutory rate of 26.9%	$(1,699,201)	$(445,121)		$(3,123,534)
Increase resulting from:
Change in unrecognized deductible temporary differences	2,065,378	2,221,229		1,932,370
Non-deductible stock-based compensation	83,015	417,903		925,823
Non-deductible change in fair value	(592,077)	(2,373,674)		136,499
Permanent differences and other	142,885	179,663		128,842
Total tax expense	$-	$-	$	‒

Unrecognized deferred tax assets:

At February 29, 2016 and February 28, 2015, the deferred tax assets, which have not been recognized in these financial statements because the criteria for recognition of these assets were not met, were as follows:

	2016	2015

Tax losses carried forward	$6,020,000	$4,492,000
Research and development expenses	3,866,000	3,332,000
Property, plant and equipment and intangible assets	340,000	282,000
Other deductible temporary differences	388,000	441,000
Unrecognized deferred tax assets	$10,614,000	$8,547,000

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

18. Income taxes (continued):

As at February 29, 2016, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income, were as follows:

	Federal	Provincial

Tax losses carried forward
2029	$714,000	$714,000
2030	1,627,000	1,620,000
2031	2,071,000	2,063,000
2032	2,262,000	2,241,000
2033	1,854,000	1,825,000
2034	3,597,000	3,597,000
2035	4,459,000	4,459,000
2036	5,823,000	5,823,000
	$22,407,000	$22,342,000

Research and development expenses, without time limitation	$13,883,000	$14,986,000

Other deductible temporary differences, without time limitation	$2,700,000	$2,700,000

19. Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, foreign currency risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations.  The Corporation has credit risk relating to cash and short-term investments including a restricted short-term investment, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation’s credit exposure at the reporting date.

(b)	Currency risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

All of the Corporation’s revenues are in US dollars. A portion of the expenses, mainly related to research contracts, is made in US dollars. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

19. Financial instruments (continued):

(b)	Currency risk (continued):

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

		February 29, 2016		February 28, 2015
		US$		US$

Cash		2,871,358		1,102,908
Short-term investments		7,442,050		15,007,176
Trade and other receivables		1,396		250,313
Trade and other payables		(275,092)		(398,648)
		10,039,712		15,961,749

The following exchange rates are those applicable to the following periods and dates:

		February 29,		February 28,
		2016		2015
	Average	Reporting	Average	Reporting

US$ per CAD	1.3071	1.3531	1.1266	1.2503

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net profit as follows, assuming that all other variables remained constant:

	February 29,	February 28,
	2016	2015
	US$	US$

Increase in net profit	370,989	638,317

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

19. Financial instruments (continued):

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at February 29, 2016 and February 28, 2015 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.  Management believes that the risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these investments have short-term maturities and are generally held to maturity.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 22. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 29, 2016 and February 28, 2015:

			February 29,
			2016
Required payments per year		Carrying	Less than
(in thousands of dollars)	Total	amount	1 year

Trade and other payables	$1,126	$1,126	$1,126
Payable to parent corporation	15	15	15
	$1,141	$1,141	$1,141

			February 28,
			2015
Required payments per year		Carrying	Less than
(in thousands of dollars)	Total	amount	1 year

Trade and other payables	$1,084	$1,084	$1,084
Payable to parent corporation	538	538	538
	$1,622	$1,622	$1,622

The Derivative warrant liabilities are excluded from the above tables as they will be settled in shares and not by the use of liquidities.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

19. Financial instruments (continued):

(e)	Short-term investments

As at February 29, 2016, a short-term investment consisting of a term deposit totaling $7,443,115 (US - $5,500,000) is with a Canadian financial institution having a high credit rating.  The short-term investment has a maturity date of March 29, 2016, bearing an interest rate of 0.33% per annum, cashable at any time at the discretion of the Corporation, under certain conditions. The restricted short-term investment has a maturity date of March 14, 2016, bearing an interest rate of 1.08% per annum, pledged to partly guarantee the financing for the acquisition of Biodroga Inc. by Neptune.

As at February 28, 2015, short-term investments consisting of term deposits were with a Canadian financial institution having a high credit rating. Short-term investments included two investments with maturity dates from June 30, 2015 to September 2, 2015, bearing an interest rate from 0.15% to 1.05% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

20. Commitments and contingency:

License agreement:

The Corporation was initially committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty in relation to sales of products in the licensed field.  In fiscal 2014, the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license by issuing 675,000 Class A shares, at a price of $23.00 per share to Neptune.

The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement (adjusted to reflect the royalties of $395,068 accrued from December 4, 2012, the date at which the Corporation entered into the prepayment agreement to July 12, 2013, the date of issuance of the shares) totalling $15,129,932, was recognized as an intangible asset.  The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525,000, net of $29,000 of share issue costs.  The Corporation no longer has a royalty payment commitment under the License Agreement.

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $7,776,061, of which an amount of $1,966,950 has been paid to date.  As at February 29, 2016, an amount of $450,931 is included in ''Trade and other payables'' in relation to these projects.

During the year, the Corporation entered into a contract to purchase research and development equipment for $2,271,267 to be used in the clinical and future commercial supply of CaPre®.

Contingency:

A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. As of the date of these financial statements, no agreement has been reached. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from the officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

21. Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

●	Level 1: defined as observable inputs such as quoted prices in active markets.
●	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
●	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds.

Derivative warrant liabilities:

The Corporation measured its Derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

The fair value was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	February 29, 2016	February 28, 2015

Exercise price	US $1.50	US $1.50
Share price(1)	US $1.50	US $5.50
Dividend	-	-
Risk-free interest	0.87%	1.20%
Estimated life	2.76 years	3.76 years
Expected volatility	76.34%	62.94%

 (1) In order to obtain one share of Acasti, 10 warrants must be exercised.

The fair value of the Warrants issued was determined to be $0.09 per warrant as at February 29, 2016 ($1.30 per warrant – 2015).

The effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $58,636 or a gain of $48,812, respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the year ended February 29, 2016 and February 28, 2015 is presented in the following table:

	2016	2015
Balance – beginning of year	$2,357,408	$11,181,475
Change in fair value of derivative warrant liabilities	(2,201,031)	(8,824,067)
Closing balance	$156,377	$2,357,408

ACASTI PHARMA INC.
Notes to Financial Statements, continued

Years ended February 29, 2016 and February 28, 2015 and 2014

21. Determination of fair values (continued):

Share-based payment transactions:

The fair value of share-based payment transaction is measured based on the Black-Scholes valuation model.  Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

22. Capital management:

Since inception, the Corporation’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures.  The Corporation is not exposed to external requirements by regulatory agencies or third parties regarding its capital.

Since the beginning of its operations, the Corporation has financed its liquidity needs from funding provided by a public offering, a private placement, its parent corporation, from the exercise of warrants that were distributed to its parent corporation’s shareholders, from a rights offering and from the issuance of options to employees.  The Corporation attempts to optimize its liquidity needs with non-dilutive sources whenever possible, including from research and development tax credits or government assistance.

The Corporation defines capital to include total shareholders’ equity and derivative warrant liabilities.

The Corporation’s policy is to maintain a minimal level of debt.

As of February 29, 2016, cash amounted to $3,026,943, short-term investments amounted to $7,443,115 and tax credits receivable amounted to $61,210, for a total of $10,531,268.